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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 2002

GLENGARRY HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

P.O. Box HM1154
10 Queen Street
Hamilton, HM EX Bermuda
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F ☒	Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐    No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        .)

CHANGE OF REGISTERED AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        Effective June 10, 2002, Glengarry Holdings Limited, a Bermuda company (the "Company"), has designated the following company to act as the Company's registered agent for service of process in the United States, replacing its prior registered agent for service of process as designated in prior filings with the U.S. Securities and Exchange Commission:

Paracorp Incorporated
640 Bercut Drive, Suite A
Sacramento, CA 95814

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 10, 2002	GLENGARRY HOLDINGS LIMITED

	By:	/s/ DAVID CANEY David Caney President and Chief Executive Officer (Principal Executive Officer)

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FORM 6-K
SIGNATURES